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                                                                       EXHIBIT I

                             PROPOSED FORM OF NOTICE

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) is/are available for public inspection through the Commission's Branch of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _______, 2002, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant application(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issue of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ________, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Allegheny Energy, Inc., et al. (70-_____)

         Allegheny Energy, Inc. ("Allegheny"), a registered holding company, 10435 Downsville Pike, Hagerstown, Maryland 21740, and Allegheny Energy Supply Company, L.L.C. ("AE Supply"), 10435 Downsville Pike, Hagerstown, Maryland 21740, a registered holding company and public utility subsidiary company of Allegheny (collectively, "Applicants") have filed an application-declaration under sections 6(a), 7, 12, 32 and 33 of the Act, and rules 46, 53 and 54 under the Act.

         Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny family of companies consists of three regulated electric public utility companies, West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power") (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power), and The Potomac Edison Company ("Potomac Edison"), and a regulated public utility natural gas company, Mountaineer Gas Company, which is a wholly owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power" and collectively, West Penn, Monongahela Power, Potomac Edison and Mountaineer Gas Company are referred to herein as the "Operating Companies").

         By order dated December 31, 2001 (HCAR No. 27486), as supplemented by Holding Co. Act Release No. 27521 (April 17, 2002) and Holding Co. Act Release No. 27579 (Oct. 17, 2002) (collectively, the "Financing Order"), the Commission authorized, through July 31, 2005 certain financing transactions. Applicants now seek to modify the authorization granted in the Financing Order.
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         Applicants request that the conditions to the financing authorizations in the Financing Order be modified for the period through December 31, 2003, by replacing such conditions with the following:

         (i) the common stock equity of Allegheny, on a consolidated basis, will not fall below 28% of its total capitalization; and the common stock equity(1) of AE Supply, on a consolidated basis, will not fall below 20% of its total capitalization;

         (ii) the effective cost of capital on any security will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality, provided that in no event will the interest rate on any debt securities exceed an interest rate per annum equal to the sum of 12% plus the prime rate as announced by a nationally recognized money center bank;

         (iii) the underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issuance of any security will not exceed the greater of (A) 5% of the principal or total amount of the securities being issued or (B) issuances expenses that are paid at the time in respect of the issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality;

         (iv) the maturity of long-term debt will be not less than one year and will not exceed thirty years; and

         (v) short-term debt will have a maturity of not less than one day and not more than 364 days.

         Applicants further request that the financing authorizations granted in the Financing Order not be subject to the requirement that Allegheny and/or AE Supply maintain a common stock equity ratio above 30%, or above the levels stated above. Rather, Applicants request that the financing authorizations granted in the Financing Order remain effective without regard to the common stock equity levels of Allegheny and/or AE Supply. The Applicants request that the Commission reserve jurisdiction over the common stock equity ratio level to be maintained as a condition to the financing authorization for Allegheny and AE Supply below the levels set forth above.

         Applicants request authorization to issue debt securities at an interest rate in excess of an interest rate per annum equal to the sum of 12% plus the prime rate as announced by a nationally recognized money center bank. The Applicants request that the Commission reserve jurisdiction over any higher interest rate to be applicable to any debt securities to be issued pursuant to the Financing Order.

(1) Since AE Supply is a limited liability company, "common stock equity" means for this purpose the membership interests of AE Supply.
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         The Applicants commit to file in a timely manner an application with the Commission if, or to the extent that, the Applicants will seek relief from the requirement that they maintain a common stock equity ratio of at least 30% after December 31, 2003.

         Applicants also hereby request authorization pursuant to Section 12(c) of the Act and Rule 46 thereunder for AE Supply to pay dividends out of capital and unearned surplus of up to $500 million during the period ending December 31, 2003. Applicants anticipate that in order to meet the liquidity needs of Allegheny, AE Supply will be required to pay dividends in excess of its current and retained earnings. Specifically, AE Supply will declare and pay dividends to Allegheny only to the extent required by Allegheny to repay outstanding indebtedness and to pay its approximate proportionate share of interest on the outstanding notes of Allegheny. To the extent that Allegheny does not require proceeds of dividends from AE Supply to pay such obligations, Applicants request that the Commission reserve jurisdiction over the declaration and payment of dividends by AE Supply out of capital and unearned surplus up to an aggregate amount of $500 million. Allegheny and AE Supply represent that AE Supply will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In addition, AE Supply will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions by AE Supply to its members.

         Applicants request authorization of the Commission pursuant to Section 12(d) of the Act to sell securities of the public utility subsidiaries, other than the Operating Companies, held directly or indirectly by Applicants and to sell utility assets of Applicants and/or their subsidiaries, other than the Operating Companies. At this time Applicants cannot identify the specific assets to be sold. The identity of the assets to be sold will depend upon, among other things, market conditions. As a result of the extraordinary circumstances existing in the merchant power market at this time, Allegheny and AE Supply need flexibility as they proceed with the asset sale program. Thus, Applicants request that the Commission reserve jurisdiction over the authorization to sell the securities of public utility companies, other than the Operating Companies, held directly or indirectly by Applicants, and to sell utility assets of the Applicants and their subsidiaries, other than the Operating Companies. Applicants commit to submit an amendment to the Application in this matter seeking authorization of the Commission for any asset disposition subject to Commission jurisdiction.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.